UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Entry into Material Definitive Agreement and Creation of a Direct Financial Obligation

On February 2, 2009, Guizhou Yongfu Mining Co., Ltd., an indirect 70%-owned subsidiary of China Natural Resources Inc. (the “Company”) based in the People’s Republic of China, entered into a bank financing agreement to fund construction and development of the Yongsheng Coal Mine, a coal mine located in Huajuexiang, Jinsha County, Guizhou Province, in the PRC. Guizhou Yongfu owns the mining rights to the Yongsheng Coal Mine.

The RMB 200 million (US$29.30 million) long-term loan is being provided by the Chongqing Branch of China Minsheng Banking Corp. Ltd. The loan is to be paid in annual installments of principal commencing in 2013 and terminating in 2017. The loan bears interest, payable quarterly commencing June 21, 2009, at an annual rate equal to 30% above the over-5-year official lending rate stipulated by The People’s Bank of China from time to time (currently 5.94% per annum, resulting in a current annual interest rate of 7.722% per annum). The loan is also secured by Guizhou Yongfu’s mining permit covering the mine, and payment of the loan is guaranteed by Pingxiang Iron & Steel Co. Ltd., a company controlled by Mr. Li Feilie, who is also an executive officer, director and the principal beneficial owner of China Natural Resources. Guizhou Yongfu drew down RMB 100 million (US$14.65 million) of the loan in April 2009. The RMB100 million (US$14.65 million) balance of the loan is expected to be drawn down as needed in accordance with the construction plan for the mine, which is currently anticipated to be in December 2009. The loan agreement is governed by the laws of the PRC, and any dispute arising under the loan agreement is to be settled through negotiation, or submitted to the Court of Chongqing City of the PRC, should the negotiation fail.

The Yongsheng Coal Mine is not yet operational. The estimated cost of mine construction and development is approximately RMB 360 million to RMB 400 million (approximately US$52.74 million to US$58.61 million). Guizhou Yongfu intends to finance the balance of the estimated construction costs through a combination of internally generated funds and additional third-party loans.

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the rate of US$1.00=RMB6.8253 quoted by The People’s Bank of China as at April 27, 2009. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or at all.

This report includes forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal and coal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.

On April 29, 2009, the Company disseminated a press relating to the foregoing. A copy of the press release furnished herewith shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the registrant’s, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

99.1

Press Release dated April 29, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: April 29, 2009	By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer